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                           December 7, 2023

       Julia Sloat
       Chief Executive Officer
       Ohio Power Company
       1 Riverside Plaza
       Columbus, Ohio 43215

                                                        Re: Ohio Power Company
                                                            Registration
Statement on Form S-3
                                                            Filed November 30,
2023
                                                            File No. 333-275801

       Dear Julia Sloat :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Claudia
Rios at 202-551-8770 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              David C. House, Esq.